FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject- Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Dear Sir

We refer to our earlier announcement vide which the Bank had informed about Issue of bonus shares in the ratio of 1:10 i.e 1 (one) equity share of Rs. 2/- each for every 10 (ten) fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval of the Members of the Company.

In terms of Indian Listing Regulations, please find below disclosure regarding issue of bonus shares:

Whether bonus is out of free reserves created out of profits or securities premium account	The bonus shares will be issued out of securities premium of the Company available at March 31, 2017
Bonus Ratio	1:10 i.e 1 (one) equity share of Rs. 2/- each for every 10 (ten) fully paid-up equity shares held (including shares underlying ADS) as on the record date to be decided
Details of share capital - pre and post bonus issue

The pre-bonus paid-up share capital as on the date of this letter is Rs. 11,651,173,650/- consisting of 5,825,586,825 equity shares of Rs. 2/- each.

The post-bonus paid-up share capital is expected to be around Rs. 12,816,291,016/- consisting of 6,408,145,508 equity shares of Rs. 2/- each. The actual number of bonus shares to be issued will be determined based on the paid-up share capital as on the record date as well as the adjustments which will need to be done to the outstanding unexercised grant of stock options on the record date
Free reserves and/ or share premium required for implementing the bonus issue	Rs. 1,165.1 million (based on estimated bonus shares as per item above). The actual amount will be determined based on the paid-up share capital as on the record date as well as the adjustments which will need to be done to the outstanding unexercised grant of stock options on the record date
Free reserves and/ or share premium available for capitalization and the date as on which such balance is available	Securities premium of Rs. 322,970.0 million at March 31, 2017
Whether the aforesaid figures are audited	The securities premium amount is audited at March 31, 2017
Estimated date by which such bonus shares would be credited/dispatched	Within 2 months from the date of Board approval i.e. by July 1, 2017

The Bank will seek approval of shareholders through postal ballot for the issue of bonus shares and the record date for reckoning eligible shareholders (including ADS holders) entitled to receive bonus shares will be intimated in due course.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 4, 2017	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager